UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                         WESTPORT RESOURCES CORPORATION
                 (Formerly known as Belco Oil & Gas Corporation)

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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

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                         (Title of Class of Securities)

                                    961418100

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                      (CUSIP Number of Class of Securities)

                              C/O HOWARD L. BOIGON
                         WESTPORT RESOURCES CORPORATION
                              1670 BROADWAY STREET
                                   SUITE 2800
                             DENVER, COLORADO 80202
                                 (303) 573-5404

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                             RICHARD M. PETKUN, ESQ.
                             GREENBERG TRAURIG, LLP
                          1200 17TH STREET, SUITE 2400
                             DENVER, COLORADO 80202
                                 (303) 572-6500

                                  APRIL 6, 2004

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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                         (continued on following pages)



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CUSIP No. 961418100                     13D                   Page 2 of 9 Pages
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      1.    NAME OF REPORTING PERSON:
            MEDICOR FOUNDATION
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:

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      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [ ]
                                                              (b)   [X]

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      3.    SEC USE ONLY

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      4.    SOURCE OF FUNDS
            OO (SEE ITEM 3)

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      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                           [  ]

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      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            LIECHTENSTEIN

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            NUMBER OF                 7.       SOLE VOTING POWER
             SHARES                            9,700,000 SHARES (SEE ITEM 5)
                             ---------------------------------------------------
          BENEFICIALLY                8.       SHARED VOTING POWER
            OWNED BY                           -0- SHARES (SEE ITEM 5)
                             ---------------------------------------------------
         EACH REPORTING               9.       SOLE DISPOSITIVE POWER
             PERSON                            9,700,000 SHARES (SEE ITEM 5)
                             ---------------------------------------------------
              WITH                   10.       SHARED DISPOSITIVE POWER
                                               -0- (SEE ITEM 5)

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      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            9,700,000 SHARES (SEE ITEM 5)

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      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                       [  ]

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      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            14.3% (SEE ITEM 5)

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      14.   TYPE OF REPORTING PERSON
            OO


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                                  SCHEDULE 13D

         This Amendment No. 4 relates to the Schedule 13D originally filed on behalf of the reporting person with the Securities and Exchange Commission on February 18, 2003, as amended by Amendment No. 1 filed on October 6, 2003, Amendment No. 2 filed on December 12, 2003, and Amendment No. 3, filed on December 22, 2003. The text of Items 2, 4, 5, 6 and 7 of said Schedule 13D is hereby amended as follows.

ITEM 2.        IDENTITY AND BACKGROUND

Item 2 is hereby amended by replacing the text thereof in its entirety with the following:

         This Schedule 13D is being filed by Medicor Foundation, a Liechtenstein foundation ("Medicor"). Medicor is a charitable organization that supports the establishment, maintenance, and furtherance of medical, educational, humanitarian and cultural organizations, institutions, and other entities. The address of Medicor's principal office is Landstrasse 11, Postfach 130, FL 9495 Triesen, Liechtenstein. All voting decisions with respect to the shares of the Issuer are made by the Medicor's Foundation Council. The Foundation Council consists of Ursula Haas, Prince Eugen von Liechtenstein, Anton M. Lotzer, Albin
A. Johann, Hommy Khosrowpanah and Hans Gassner. Mr. Lotzer is the Chief Executive Officer of Medicor, Ms. Haas is the President of Medicor, Prince Eugen von Liechtenstein is the Vice-President of Medicor, and Mr. Johann is the Secretary of Medicor. Each member of the Foundation Council and each of the Chief Executive Officer, President, Vice-President and Secretary of Medicor disclaims beneficial ownership of the shares of the Issuer held by Medicor. The address of Ms. Haas, Prince Eugen von Liechtenstein, and Messrs. Lotzer, Johann, Khosrowpanah and Gassner is c/o Medicor Foundation, Landstrasse 11, Postfach 130, FL 9495 Triesen, Liechtenstein. Each of Mrs. Haas and Mr. Khosrowpanah are British citizens. Each of Prince Eugen von Liechtenstein and Messrs. Lotzer and Gassner are citizens of the Principality of Liechtenstein. Mr. Johann is a citizen of Switzerland.

         Neither Medicor, any member of its Foundation Council, nor its Chief Executive Officer, President, Vice-President or Secretary, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.        PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by inserting the following after the final paragraph thereof:

         On April 6, 2004, the Issuer, Kerr-McGee Corporation ("Parent") and Kerr-McGee (Nevada) LLC, a wholly owned subsidiary of Parent (the "Merger Subsidiary"), entered into an Agreement and Plan of Merger dated as of April 6, 2004 (the "Merger Agreement"), pursuant to which the Issuer agreed to merge with and into Merger Subsidiary (the "Merger"), with Merger Subsidiary being the surviving entity of the Merger. Upon the consummation of the Merger,


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each share of Issuer Common Stock will be cancelled and will be converted into the right to receive 0.71 shares of common stock of Parent, as set forth in the Merger Agreement.

         Simultaneously with the execution of the Merger Agreement, Medicor and Parent entered into a Voting Agreement dated as of April 6, 2004 (the "Merger Voting Agreement"), pursuant to which Medicor has agreed that, while the agreement is in effect, it will vote (or cause to be voted) all of its shares of Issuer Common Stock (and any other shares of capital stock of the Issuer acquired while the agreement is in effect) (the "Subject Shares"), at every annual, special or other meeting of the stockholders of the Issuer, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise: (1) in favor of the Merger, the adoption of the Merger Agreement, the approval of all other transactions contemplated by the Merger Agreement, and any actions required in furtherance thereof, (2) against any action or agreement that Medicor would reasonably expect to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under the Merger Agreement, and (3) against any extraordinary transaction (such as a merger, rights offering, reorganization, recapitalization or liquidation, other than the Merger), a sale or transfer of a material portion of assets or capital stock of the Issuer or any of its subsidiaries, or any other action that is intended or would reasonably be expected to prevent or materially delay or otherwise interfere with the Merger and the other transactions contemplated by the Merger Agreement. Under the Merger Voting Agreement, Medicor also granted Parent an irrevocable proxy to vote the Subject Shares of Issuer Common Stock in accordance with the terms of the Merger Voting Agreement.

         The Merger Voting Agreement also prohibits Medicor from (a) selling, transferring, pledging, encumbering, assigning or otherwise disposing of, or entering into any contract, option or other arrangement or understanding with respect to the disposition of, Subject Shares or any interest contained therein (other than as contemplated by the Merger Agreement), except for transfers to other stockholders of the Issuer who are parties to a substantially identical voting agreement, or to any other person or entity that, prior to or coincident with such transfer, executes a substantially identical voting agreement, (b) granting any proxy or powers of attorney or entering into any voting agreement or other arrangement with respect to the Subject Shares other than the Merger Voting Agreement, (c) entering into, or depositing Subject Shares into, a voting trust or taking any other action that would or could reasonably be expected to result in a diminution of the voting power represented by any of such shares, or
(d) committing or agreeing to take any of the foregoing actions.

         The Merger Voting Agreement, and the proxy granted thereunder, will terminate and cease to have any force or effect on the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the written agreement of the parties to the Merger Voting Agreement, (iii) the consummation of the Merger, (iv) the amendment of the Merger Agreement to reduce the exchange ratio of Issuer Common Stock for shares of common stock of Parent or to otherwise change the consideration to be received by Medicor in the Merger in a manner adverse to Medicor unless Medicor has consented to in writing prior to or simultaneously with the amendment and (v) if the Merger has not been consummated by October 31, 2004, notice at any time thereafter from either party has been given to the other party of such party's election to terminate the Merger Voting Agreement (provided, however, that the right to terminate pursuant to this clause (v) shall not be available to any party that is in breach in any material respect of its obligations under the Merger Voting Agreement). Each of EQT Investments, LLC, the

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successor-in-interest to ERI Investments, Inc. ("EQT"), Westport Energy LLC
("WELLC") and certain other stockholders of the Issuer (the "Belfer Group") have entered into voting agreements with Parent that are substantially identical to the Merger Voting Agreement.

         In addition, simultaneously with the execution of the Merger Agreement, the Issuer, EQT, WELLC, Medicor and the Belfer Group entered into (a) a Termination Agreement dated as of April 6, 2004 (the "New Termination Agreement"), pursuant to which the existing Termination and Voting Agreement and Registration Rights Agreement, each dated as of October 1, 2003, among the Issuer, EQT, WELLC, Medicor and the Belfer Group will each terminate and be of no further force and effect, effective on the closing of the Merger, and (b) a Registration Rights Agreement, dated as of April 6, 2004 (the "New Registration Rights Agreement"), pursuant to which Parent agreed to give Medicor, WELLC and EQT certain registration rights with respect to their shares of Parent common stock received in the Merger, as set forth in the New Registration Rights Agreement.

         The descriptions of the Merger Voting Agreement, the New Termination Agreement and the New Registration Rights Agreement are qualified in their entirety by reference to the applicable agreements, which are attached hereto as Exhibits 10.9, 10.10 and 10.11, respectively.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) are each hereby amended by replacing the text thereof in its entirety with the following:

     (a) The aggregate number of shares of Issuer Common Stock of which Medicor may be deemed to be the beneficial owner is 9,700,000 shares. Such 9,700,000 shares represent approximately 14.3% of the shares of Issuer Common Stock deemed to be outstanding as of April 6, 2004. Such percentage ownership is based on 67,716,290 shares of Issuer Common Stock outstanding, as reported on the Issuer's Annual Report on Form 10-K filed on March 5, 2004. Each member of the Foundation Council and each of the Chief Executive Officer, President, Vice-President and Secretary of Medicor disclaims beneficial ownership of the Issuer Common Stock held by Medicor.

     (b) Medicor has the sole power to vote or dispose of 9,700,000 shares of Issuer Common Stock. Neither the members of the Foundation Council nor the Chief Executive Officer, President, Vice-President or Secretary of Medicor have the sole power, or shared power, to vote or dispose of the shares of Issuer Common Stock held by Medicor.

     Because Medicor is a party to the Termination and Voting Agreement, Medicor may be deemed to own an additional 18,557,463 shares of Issuer Common Stock which are owned by the other parties to that agreement, based on the number of shares of Issuer Common Stock reported as beneficially owned by such other parties on the most recent amendment to Schedule 13D filed by each such party. Medicor disclaims beneficial ownership of all such shares.

     (c) Other than as described in Item 4, neither Medicor, any member of its Foundation Council, nor its Chief Executive Officer, President, Vice-President or Secretary has effected any transactions in Issuer Common Stock during the past 60 days.

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ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 is hereby amended by inserting the following after Item 6(g):

         The information provided in response to Item 4 of Amendment No. 4 to this Schedule 13D is hereby incorporated herein by reference.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by replacing the last two paragraphs thereof with the following:

     10.7 Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation and certain other shareholders named therein (incorporated by reference from Exhibit 10.7 of Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 6, 2003).

     10.8 Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation and certain other shareholders named therein (incorporated by reference from Exhibit 10.8 of Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 6, 2003).

Item 7 is hereby further amended by inserting the following after the final paragraph thereof:

     10.9* Voting Agreement, dated as of April 6, 2004, by and between Medicor Foundation and Kerr-McGee Corporation (filed herewith).

     10.10* Termination Agreement, dated as of April 6, 2004, by and among Westport Resources Corporation, Westport Energy LLC, EQT Investments, LLC, Medicor Foundation and the other shareholders named therein (filed herewith).

     10.11* Registration Rights Agreement, dated as of April 6, 2004, by and among Westport Resources Corporation, Westport Energy LLC, EQT Investments, LLC, Medicor Foundation and the other shareholders named therein (filed herewith).

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2004

                                 MEDICOR FOUNDATION


                                 By: /s/Anton M. Lotzer
                                     ---------------------------------------
                                 Name: Anton M. Lotzer
                                 Title: CEO


                                 By: /s/Albin J. Johann
                                     ---------------------------------------
                                 Name:  Albin J. Johann
                                 Title: Secretary


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    EXHIBIT
    NUMBER        DESCRIPTION
    _________     _____________

     10.1 Third Amended and Restated Shareholders Agreement dated as of February 14, 2003, among Westport Resources Corporation, ERI Investments, Inc., Westport Energy LLC, Medicor Foundation and certain other stockholders named therein (incorporated by reference from Exhibit 10.1 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

     10.2 Contribution Agreement dated February 14, 2003, among Westport Energy LLC, Westport Investments Limited, and Medicor Foundation (incorporated by reference from Exhibit 10.2 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

     10.3 Letter Agreement dated February 14, 2003 between Westport Investments Limited and Medicor Foundation (incorporated by reference from Exhibit 10.3 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

     10.4 Lock-Up Letter Agreement among Westport Energy LLC, Lehman Brothers Inc., Credit Suisse First Boston Corporation and JP Morgan Securities Inc (incorporated by reference from Exhibit
                  10.4 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

     10.5 Letter dated February 14, 2003 from Lehman Brothers Inc. to Westport Energy LLC (incorporated by reference from Exhibit
                  10.5 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

     10.6 Letter Agreement dated February 14, 2003 between Medicor Foundation and Lehman Brothers Inc (incorporated by reference from Exhibit 10.6 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

     10.7 Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation and certain other shareholders named therein (incorporated by reference from Exhibit 10.7 of Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 6,
                  2003).

     10.8 Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation and certain other shareholders named therein (incorporated by reference from Exhibit 10.8 of

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                  Amendment No. 1 to Schedule 13D filed with the Securities and
                  Exchange Commission on October 6, 2003).

     10.9* Voting Agreement dated as of April 6, 2004, by and between Medicor Foundation and Kerr-McGee Corporation (filed herewith).

     10.10* Termination Agreement, dated as of April 6, 2004, by and among Westport Resources Corporation, Westport Energy LLC, EQT Investments, LLC, Medicor Foundation and the other shareholders named therein (filed herewith).

     10.11* Registration Rights Agreement, dated as of April 6, 2004, by and among Westport Resources Corporation, Westport Energy LLC, EQT Investments, LLC, Medicor Foundation and the other shareholders named therein (filed herewith).


*filed herewith

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